UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

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Commission File Number: 001-34784

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AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                 X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By	:	/s/ Catherine Qin Zhang
Name:	:	Catherine Qin Zhang
Title:	:	Chief Financial Officer

Date: November 18, 2011

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

AutoNavi Holdings Limited Reports Third Quarter 2011 Results

Third Quarter Net Revenues Increase 41.2% Year-over-Year;

Mobile and Internet Location-based Solutions Business Grows 239.3% Year-over-Year

BEIJING, November 17, 2011 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Operational Highlights

•

AutoNavi’s free mobile map application had a total of 26 million users and over 10 million monthly active users as of the end of the third quarter of 2011, compared to a total of 17 million users and over 4 million monthly active users as of the end of the second quarter of 2011.

Third Quarter 2011 Financial Highlights

•	Net revenues in the third quarter of 2011 were $33.9 million, an increase of 41.2% year-over-year.

•	Gross profit in the third quarter of 2011 was $25.0 million, an increase of 48.3% year-over-year.

•	Operating income in the third quarter of 2011 was $10.0 million, an increase of 30.3% year-over-year.

•	Net income attributable to AutoNavi shareholders was $9.3 million in the third quarter of 2011, an increase of 49.0% year-over-year.

First Nine Months of 2011 Financial Highlights

•	Net revenues in the first nine months of 2011 were $92.3 million, an increase of 47.0% year-over-year.

•	Gross profit in the first nine months of 2011 was $66.7 million, an increase of 57.0% year-over-year.

•	Operating income in the first nine months of 2011 was $29.0 million, an increase of 74.3% year-over-year.

•	Net income attributable to AutoNavi shareholders was $29.5 million in the first nine months of 2011, an increase of 120.8% year-over-year.

“We are very pleased with our results in the third quarter, particularly the strong growth in our mobile and Internet business,” said Mr. Congwu Cheng, chief executive officer of AutoNavi. “Driven by our continuous efforts to enhance our products and broaden our user base, we are seeing increased awareness of our brand as reflected by our 41% year-over-year growth in net revenues.

At the same time, we continue to expand our comprehensive bank of stored online data to enable the development of our mapping services into a cloud service platform that will serve as the foundation for the location-based media and e-commerce platform we’re building across multiple devices and mediums.”

Mr. Cheng continued, “Our location-based products provide unique, attractive solutions for both our users and advertisers. As our user base continues to grow, we are able to collect even more data on user behavior which can be mined to provide users with valuable location-relevant information while allowing for smarter, more targeted location-based advertising that ultimately creates real value for businesses.”

Third Quarter 2011 Results

Revenues

Total net revenues in the third quarter of 2011 were $33.9 million, an increase of 41.2% year-over-year from $24.0 million in the third quarter of 2010, and an increase of 2.9% from $32.9 million in the second quarter of 2011.

Automotive Navigation

Net revenues from the automotive navigation segment in the third quarter of 2011 were $21.9 million, an increase of 22.8% year-over-year and a decrease of 4.2% from the previous quarter. The year-over-year increase in net revenues was mainly due to an increase in the number of copies of digital map data licensed for use in in-dash navigation systems, which is directly linked to the number of vehicles sold in China equipped with these systems. The slight sequential decrease in the third quarter of 2011 was due to fewer copies of digital map data sold as compared to an exceptionally strong second quarter result.

Mobile and Internet Location-based Solutions

The mobile and Internet location-based solutions business in the third quarter of 2011 delivered another record result of $8.8 million in net revenues, representing an increase of 239.3% year-over-year and 63.4% over the previous quarter. The increases were primarily due to the growth in revenues derived from the pre-installation of the Company’s navigation solutions on mobile phones.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the third quarter of 2011 were $2.9 million, a decrease of 11.2 % year-over-year and 31.0% sequentially. The decreases were primarily caused by a decline in aerial photogrammetry projects. During the third quarter of 2011, lag time between projects coincided with the rainy season in some of the geographic areas in which the Company flew, negatively impacting the quarterly result.

Cost of Revenues

Cost of revenues in the third quarter of 2011 was $8.9 million, representing an increase of 24.2% year-over-year and a decrease of 4.9% sequentially. The year-over-year increase was attributable to a rise in data collection and processing costs and the amortization of definite intangible assets acquired from PDAger in March 2011 which were relevant to revenue generated. The sequential decrease was mainly due to flight schedule delays for aerial photogrammetry projects.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2011 was $25.0 million, an increase of 48.3% year-over-year from $16.9 million in the third quarter of 2010, and an increase of 5.9% quarter-over-quarter from $23.6 million in the second quarter of 2011. Gross margin, or gross profit as a percentage of net revenues, was 73.9% in the third quarter of 2011, compared to 70.3% in the year-ago period and 71.7% in the second quarter of 2011.

Operating Expenses

Total operating expenses in the third quarter of 2011 were $15.0 million, an increase of 63.3% year-over-year and 13.9% sequentially. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $13.8 million, an increase of 62.0% year-over-year and 12.2% sequentially.

Research and development expenses increased 68.6% year-over-year and 11.1% sequentially to $6.5 million. The increases were primarily due to higher salary and benefit expenses, a result of an increase in the number of R&D staff. Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased 67.8% year-over-year and 9.6% sequentially to $5.9 million.

Selling and marketing expenses increased 88.5% year-over-year and 31.0% sequentially to $4.5 million. The year-over-year increase was primarily due to higher salary and benefit expenses, a result of increased sales headcount in the third quarter of 2011, increased marketing expenses associated with branding activities and increased business travel expenses. The sequential increase was primarily due to higher marketing expenses associated with branding activities in the third quarter of 2011. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased 91.1% year-over-year and 28.9% sequentially to $4.1 million.

General and administrative expenses increased 36.4% year-over-year and 3.3% sequentially to $4.1 million. The year-over-year increase was primarily due to higher salary and benefit expenses, a result of an increase in the number of general and administrative personnel, and professional service expenses in the third quarter of 2011. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased 33.2% year-over-year and increased 1.9% sequentially to $3.8 million.

Operating Income and Operating Margin

Operating income in the third quarter of 2011 was $10.0 million, an increase of 30.3% year-over-year from $7.7 million in the third quarter of 2010, and a decrease of 4.2% quarter-over-quarter from $10.5 million in the second quarter of 2011. Operating margin, or operating income as a percentage of net revenues, was 29.6% in the third quarter of 2011, compared to 32.0% in the year-ago period and 31.7% in the second quarter of 2011.

Non-GAAP operating income, which excludes share-based compensation expenses, in the third quarter of 2011, was $11.4 million, an increase of 34.4% year-over-year and a decrease of 0.7% sequentially. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 33.5% in the third quarter of 2011, compared to 35.2% in the year-ago period and 34.7% in the second quarter of 2011.

Change in Fair Value of Forward Contract

In the third quarter of 2010, the Company engaged a bank to convert a certain amount of U.S. dollars into Japanese Yen and made a one-year fixed interest rate Japanese Yen deposit with the bank. The Company also entered into a one-year forward contract with the bank to convert the Japanese Yen deposit back into U.S. dollars upon the expiration of the one-year term at a pre-determined exchange rate. The forward contract was accounted for under derivative accounting. The Company carries the forward contract at fair value on its balance sheet, and the change in fair value of the forward contract at each period end is recorded in the statement of operations. In the third quarter of 2011, pursuant to the forward contract with the bank, the Company converted the Japanese Yen deposit back into U.S. dollars upon the expiration of the one-year term. In the third quarter of 2011, the Company recorded a gain of $2.8 million in the change in fair value of the forward contract. Additionally, the Company recorded a foreign exchange loss of $2.6 million and interest income of $0.2 million related to the arrangement in the third quarter of 2011. Over the life of the forward contract, the Company recorded an accumulated foreign exchange loss of $0.6 million and accumulated interest income of $1.9 million in relation to the Japanese Yen deposit. The accumulated gain or loss from the change in the fair value of the forward contract was zero.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders was $9.3 million in the third quarter of 2011, an increase of 49.0% year-over-year from $6.2 million in the third quarter of 2010, and a decrease of 3.3% quarter-over-quarter from $9.6 million in the second quarter of 2011. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the third quarter of 2011 was $0.18. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $10.6 million in the third quarter of 2011, an increase of 51.9% year-over-year and an increase of 0.4% sequentially. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the third quarter of 2011 was $0.21.

Cash Flow

Net cash provided by operating activities was $9.3 million in the third quarter of 2011. As of September 30, 2011, the Company had $174.6 million in cash and cash equivalents.

Business Outlook

The Company maintains its full year 2011 net revenue guidance of approximately $122 million to $125 million, representing an increase of approximately 42% to 46% over fiscal year 2010 net revenues.

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 a.m. U.S. eastern standard time on November 17, 2011 (9:00 p.m. Beijing/Hong Kong time on November 17, 2011).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+ 852-2475-0994
United Kingdom Toll-Free:	0-808-234-6646
Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until November 24, 2011:

U.S. Toll Free:	+1-866-214-5335
International:	+61-2-8235-5000
Passcode:	21358139

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (NASDAQ: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.1 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, public sector and enterprise applications, mobile location-based solutions and Internet location-based solutions. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission.

All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP operating margin, (7) non-GAAP net income attributable to AutoNavi shareholders, and (8) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, each of which excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Unaudited Consolidated Balance Sheet

(In thousands of U.S. dollars)

	December 31, 2010	September 30, 2011
Assets
Current assets
Cash	103,105	174,570
Restricted cash	485	—
Term deposit	62,716	—
Accounts receivable, net of allowance for doubtful accounts of $419 and $754 as of December 31, 2010 and September 30, 2011, respectively	23,752	39,262
Loans to related parties	1,212	161
Prepaid expense and other current assets	5,415	13,962
Deferred tax assets-current	378	1,181

Total current assets	197,063	229,136

Properties and equipment, net	41,571	48,269
Equity method investments	5,102	4,637
Acquired intangible assets, net	996	7,356
Goodwill	3,242	8,632
Deferred tax assets-non-current	292	142
Other long term assets	357	392

TOTAL ASSETS	248,623	298,564

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $1,523 and $2,381 as of December 31, 2010 and September 30, 2011, respectively)	1,523	2,468
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $3,730 and $5,413 as of December 31, 2010 and September 30, 2011, respectively)	5,895	7,164
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $13,907 and $22,355 as of December 31, 2010 and September 30, 2011, respectively)	14,690	23,908
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $5,168 and $6,473 as of December 31, 2010 and September 30, 2011, respectively)	5,215	6,406
Forward contract (including forward contract of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited nil and nil as of December 31, 2010 and September 30, 2011, respectively)	2,465	—

Total current liabilities	29,788	39,946

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $473 and $1,278 as of December 31, 2010 and September 30, 2011, respectively)	473	1,443
Total liabilities	30,261	41,389

Equity
Ordinary shares	19	19
Additional paid-in capital	169,132	172,890
Statutory reserve	6,322	6,322
Retained earnings	28,023	57,482
Accumulated other comprehensive income	11,449	16,111

Total AutoNavi Holdings Limited shareholders’ equity	214,945	252,824

Non-controlling interest	3,417	4,351
Total equity	218,362	257,175

TOTAL LIABILITIES AND EQUITY	248,623	298,564

AUTONAVI HOLDINGS LIMITED

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2011	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2010
Revenue	34,609	24,342	33,628	94,202	63,990
Business tax	(718)	(334)	(681)	(1,938)	(1,243)

Net revenues	33,891	24,008	32,947	92,264	62,747
Cost of revenues	(8,857)	(7,131)	(9,309)	(25,599)	(20,274)

Gross profit	25,034	16,877	23,638	66,665	42,473

Operating expenses
Research and development	(6,503)	(3,858)	(5,854)	(16,239)	(9,140)
Selling and marketing	(4,462)	(2,367)	(3,405)	(10,509)	(6,779)
General and administrative	(4,061)	(2,978)	(3,930)	(10,939)	(9,996)

Total operating expenses	(15,026)	(9,203)	(13,189)	(37,687)	(25,915)
Government subsidies	11	14	11	22	76

Operating income	10,019	7,688	10,460	29,000	16,634

Gain on re-measurement of fair value of the equity method investment	—	—	—	995	—
Interest income	1,228	666	1,466	3,843	864
Change of fair value of forward contract	2,753	(1,291)	(1,298)	2,465	(1,291)
Foreign exchange (loss)/gains	(2,631)	575	1,103	(2,079)	575
Other Income	47	47	47	141	47

Income before income taxes and share of net income of equity accounted investment	11,416	7,685	11,778	34,365	16,829
Income tax expense	(1,643)	(1,099)	(1,698)	(3,704)	(2,744)
Share of net income of equity method investment	13	12	40	65	113

Net income	9,786	6,598	10,120	30,726	14,198
Less: Net income attributable to noncontrolling interest	523	381	543	1,267	858
Net income attributable to AutoNavi Holdings Limited shareholders	9,263	6,217	9,577	29,459	13,340

Net income per share
Net income attributable to AutoNavi Holdings Limited shareholders
Basic	0.05	0.03	0.05	0.16	0.08
Diluted	0.05	0.03	0.05	0.15	0.08

Weighted average number of shares used in calculating net income per ordinary share
Basic	190,404,199	188,273,000	189,886,340	189,760,381	136,580,641
Diluted	201,191,706	200,471,885	201,317,855	201,245,560	175,036,636

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures

(In thousands of U.S. dollars, except percentage and per ADS data)

	For the three months ended
	September 30, 2011	September 30, 2010	June 30, 2011
Total operating expenses	15,026	9,203	13,189
Share-based compensation	(1,265)	(709)	(928)
Non-GAAP total operating expenses	13,761	8,494	12,261

R&D expenses	6,503	3,858	5,854
Share-based compensation	(589)	(333)	(460)
Non-GAAP R&D expenses	5,914	3,525	5,394

Selling and marketing expenses	4,462	2,367	3,405
Share-based compensation	(402)	(242)	(255)
Non-GAAP selling and marketing expenses	4,060	2,125	3,150

General and administrative expenses	4,061	2,978	3,930
Share-based compensation	(274)	(134)	(213)
Non-GAAP general and administrative expenses	3,787	2,844	3,717

Operating income	10,019	7,688	10,460
Share-based compensation	1,338	764	981
Non-GAAP operating income	11,357	8,452	11,441

Operating margin	29.6%	32.0%	31.7%
Share-based compensation	3.9%	3.2%	3.0%
Non-GAAP operating margin	33.5%	35.2%	34.7%

Net income attributable to AutoNavi Holdings Limited shareholders	9,263	6,217	9,577
Share-based compensation	1,338	764	981
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	10,601	6,981	10,558

	For the three months ended September 30, 2011
	GAAP	Adjustments	Non-GAAP(a)
Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.18	0.03	0.21

(a) Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders for the respective periods (after adjusting for the ADS to ordinary share ratio).